Financial Investors Trust

1290 Broadway, Suite 1100

Denver, Colorado 80203

May 24, 2013

VIA EDGAR

Mr. Chad Eskildsen

U.S. Securities and Exchange Commission

Office of the Chief Accountant

100 F Street NE

Washington D.C.  20549-8626

RE:

Financial Investors Trust (the “Registrant”)

File Nos. 33-72424, 811-8194

Dear Mr. Eskildsen,

On behalf of the Registrant, this letter responds to your comment communicated orally on April 29, 2013, with respect to the review of the Registrant by the Securities and Exchange Commission (the “Commission”). You stated that the purpose of the Commission’s review was designed to ensure that the filings made by the Registrant with the Commission, including the accompanying Registrant disclosures, complied with the Sarbanes-Oxley Act of 2002. In particular, your comment was in regards to the Registrant’s Form N-CSRS filing (the “Semi-Annual Report”) for the semi-annual period ended October 31, 2012, as filed on January 4, 2013, with respect to one series of the Registrant, the ALPS/Kotak India Growth Fund (the “Fund”).

Set forth in the paragraphs below is your comment of April 29, 2013, followed by the Registrant’s response.  In response to your request, this letter is being submitted to the Commission as a correspondence filing via EDGAR within thirty (30) days of receipt of your comment.

Comment:  The Schedule of Investments included in the Semi-Annual Report indicates that 26.44% of the Fund’s holdings were in the Financials sector as of October 31, 2012.  Please consider adding disclosure specific to the Financials sector in the “Principal Investment Strategies of the Fund” and “Principal Risks of the Fund” sections of the Fund’s prospectus.

Response:   The Registrant will incorporate disclosure regarding the Fund’s investments in the Financials sector in the annual update to the Fund’s prospectus dated August 31, 2013.

*****

Please feel free to contact the undersigned at 720-917-0864 should you have any questions.

Sincerely,

/s/ David T. Buhler

David T. Buhler, Esq.

Secretary

Financial Investors Trust

cc:

Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP